SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

                                 FORM 11-K

       X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      ---     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended December 31, 1994

                                   OR

      ---     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from __________ to __________.

                      Commission file number: 1-5837

                     THE MECHANICAL UNIONS SAVINGS TRUST
                             (Exact name of plan)

                            135 Morrissey Boulevard
                                 P.O. Box 2378
                             Boston, MA 02107-2378
                               (Address of Plan)

                         THE NEW YORK TIMES COMPANY
                           (Exact name of issuer)

                            229 West 43d Street
                           New York, New York 10036
              (Address of issuer's principal executive office)

          The following financial statements are included in this Report:

   Report of independent public accounts, including:


          Statement of net assets available for plan benefits as of December 31, 1994 and December 31, 1993.

          Statement of changes in net assets available for plan benefits for each of the years ending December 31, 1994 and 1993.

          Notes to financial statements.

          Schedule I - Supplemental schedule of investments as of December 31, 1994.

          Schedule II - Supplemental schedule of reportable transactions for the year ended December 31, 1994.

          Schedule III - Supplemental schedule of changes in net assets by account for the year ended December 31, 1994.


Signatures
- ----------

          The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           THE MECHANICAL UNIONS SAVINGS TRUST


Dated: June 29, 1995                        By /s/ Marilyn A. Kelly
                                              ------------------------
                                              Marilyn A. Kelly,
                                              Administrative Trustee

                           MECHANICAL UNIONS SAVINGS TRUST

                              FINANCIAL STATEMENTS AS OF
                              DECEMBER 31, 1994 AND 1993
                            TOGETHER WITH AUDITORS' REPORT

                                  TABLE OF CONTENTS



          Accountants' Report ..................................... Page 1

          Statements of Net Assets Available for Plan Benefits ........  2

          Statements of Changes in Net Assets Available for
            Plan Benefits .............................................  3

          Notes to Financial Statements ............................ 4 - 7

          Schedule I - Supplemental Schedule of Investments ...........  8

          Schedule II - Supplemental Schedule of Reportable
            Transactions ..............................................  9

          Schedule III - Supplemental Schedule of Changes in Net
            Assets by Account ......................................... 10

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





          To the Administrative Trustees of the
          Mechanical Unions Savings Trust:

          We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 31, 1994 and 1993, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the 1994 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

          Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investment, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.









          /s/ James J. Garrety & Company




          Norwood, Massachusetts
          June 15, 1995













                                         -1-
                                    Page 6 of 15

                         MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1994 and 1993




                                                       1994            1993
                                                       ----            ----
     ASSETS:
       Investments, at contract or market
         value
           Fixed Interest Fund                      $ 9,146,347     $ 7,844,035
           Growth Stock Fund                          3,240,326       2,280,993
           Diversified Bond Fund                        300,486         278,750
           Money Market Fund                            548,879         677,337
           Indexed Stock Fund                           908,335         579,294
           Government Securities Fund                   295,858         257,599
           Balanced Fund                              1,057,136         439,275
           New York Times Stock Fund                    446,701         590,364
                                                    -----------     -----------

     NET ASSETS AVAILABLE FOR PLAN
       BENEFITS                                     $15,944,068     $12,947,647
                                                    ===========     ===========











                     The accompanying notes are an integral
                       part of these financial statements.



                                       -2-

                         MECHANICAL UNIONS SAVINGS TRUST

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                        For the years ended December 31,



                                                         1994        1993
                                                         ----        ----

        NET ASSETS AVAILABLE FOR PLAN BENEFITS,
          beginning of year                         $12,947,647   $  9,624,081

        ADD (DEDUCT):
          Participant contributions                   3,262,918      2,839,062
          Employee rollovers, net                        15,753          1,087
          Investment income                             569,481        595,812
          Net realized/unrealized gains (losses)     (   91,310)       481,394
          Contractual and professional fees          (   45,090)    (   44,343)
          Benefits paid                              (  353,322)    (  222,632)
          In-service withdrawal                      (  120,143)    (  103,804)
          Hardship withdrawal                        (  241,866)    (  223,010)
                                                           -        (      -  )
                                                    ------------    -----------

        NET ASSETS AVAILABLE FOR PLAN BENEFITS,
          end of year                               $15,944,068    $12,947,647
                                                    ===========    ===========









                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994



        NOTE A - DESCRIPTION OF THE PLAN

        The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale
        Company  (the Company)  and  nine Mechanical  Unions.   The  Plan
        became effective on January 1, 1989, was last amended October 1, 1993 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

        The pension committee, comprised of the plan  trustees, serves as
        the  plan administrator.   Three union representatives  and three
        representatives of the Company make up the plan trustees.

        The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

        All expenses incurred in the administration of the Plan are paid by the participants.


        Eligibility
        -----------

        To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

        Contributions
        -------------

        Participants may elect to contribute up to 20% of their total compensation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

        Investments
        -----------

        Plan participants may direct the investment of their account balances in any of the following eight investment options:

        1.  Fixed Interest Fund
            This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commerical mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to State Mutual's General Account. The General Account is an investment account es-


                                       -4-

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1994

        NOTE A - DESCRIPTION OF THE PLAN - (Continued)

        1.  Fixed Interest Fund (Continued)
            tablished and maintained for all assets of State Mutual not specifically directed to other investment funds, and, as such, is subject to the general creditors of State Mutual Life Assurance Company of America.

        2.  Growth Stock Fund
            This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

        3.  Diversified Bond Fund
            This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

        4.  Money Market Fund
            This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commerical paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to funds. Neither the principal nor investment earnings are guaranteed under this fund.

        5.  Indexed Stock Fund
            This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-guarters of the Index's stocks. (The "Standard and Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund.) This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

        6.  Government Securities Fund
            This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed under this fund.




                                        -5-

                         MECHANICAL UNIONS SAVINGS TRUST

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1994

        NOTE A - DESCRIPTION OF THE PLAN - (Continued)

        7.  Balanced Fund
            This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a balanced investment comprised of well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Neither the principal nor investment earnings are guaranteed under this fund.

        8.  New York Times Stock Fund
            Under this option, your account is invested in common stock of the New York Times Company, as offered in State Mutual's Separate Investment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributions after October 1, 1993.

        Vesting
        -------

        Participants are 100% vested in their contributions and any earnings on their investment account balances.

        Termination of Employment
        -------------------------

        If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. A participant may not withdraw any part of his account while still employed by the Company, except if the employee has reached the age of 59-1/2 years, applies for a hardship withdrawal or changes job classifications. Distribution is made in a lump-sum payment equal to the value of the participant's account.

        Hardship Withdrawals
        --------------------

        A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations).

        Classification Change
        ---------------------

        A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

                         MECHANICAL UNIONS SAVINGS TRUST

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1994



        NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

        Basis of Accounting
        -------------------

        The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account.

        Federal Income Taxes
        --------------------

        The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.


        NOTE C - DISTRIBUTIONS PAYABLE

        Included in net assets available for plan benefits at December 31, 1994 and 1993 are benefits payable to terminated participants who requested distributions prior to plan year-end of $0 and $55,111, respectively.

                         MECHANICAL UNIONS SAVINGS TRUST

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS

                             as of December 31, 1994



                           GUARANTEED ACCUMULATION FUNDS
                           -----------------------------

                                                                Contract/
                                                                 Market
                                                     Cost        Value
                                                  -----------   -----------
        Allmerica Financial:
          Fixed Interest Fund-
            #G01-003, 8.35%, due 12/31/94         $ 1,640,698   $ 1,640,698
            #G01-004, 7.15%, due 12/31/96           1,635,613     1,635,613
            #G01-005, 5.25%, due  6/30/96             631,843       631,843
            #G01-006, 7.15%, due 12/31/96             139,117       139,117
            #G01-007, 4.51%, due 12/31/97             697,855       697,855
            #G01-008, 5.25%, due  6/30/96             156,984       156,984
            #G01-009, 4.51%, due 12/31/97             108,086       108,086
            #G02-001, 9.00%, due 12/31/96           2,076,515     2,076,515
            #G03-001, 3.89%, due 12/31/95              27,302        27,302
            #G03-002, 3.89%, due 12/31/95           1,174,544     1,174,544
            #G05-001, 6.45%, due  6/30/98             751,984       751,984
            #G05-002, 3.89%, due 12/31/95             105,806       105,806
                                                  -----------    ----------

              Total guaranteed accumulation
                funds                             $ 9,146,347   $ 9,146,347
                                                  -----------   -----------


                                INVESTMENT ACCOUNTS
                                -------------------


                                                Units
                                                -----

        Allmerica Financial:
          Growth Stock Fund                     4,805           $ 3,240,326
          Diversified Bond Fund                   459               300,486
          Money Market Fund                     1,845               548,879
          Indexed Stock Fund                    3,910               908,335
          Government Securities Fund            2,502               295,858
          Balanced Fund                         8,894             1,057,136
          New York Times Stock Fund             3,337               446,701
                                                                -----------

              Total investment accounts                         $ 6,797,721
                                                                -----------

              Total investments                                 $15,944,068
                                                                ===========


                      The accompanying notes are an integral
                        part of these financial statements.

                                                             SCHEDULE II

                           MECHANICAL UNIONS SAVINGS TRUST

                  SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                        For the year ended December 31, 1994



                                                  Description of        Total Cost        Total Sales
            Description of Assets                  Transactions        of Purchases         Proceeds
            ---------------------                 --------------       ------------       -----------
            Fixed Interest Fund (1)
              G03-002                             39 purchases
                                                  154 sales            $ 4,001,042        $ 2,866,050

              G05-001                             61 purchases
                                                  90 sales             $ 3,458,484        $ 2,573,203

            Growth Stock Fund (1)                 106 purchases of
                                                    1,861 units
                                                  49 sales of 411
                                                    units              $ 1,249,410        $   276,219


            Balanced Fund (1)                     124 purchases of
                                                    7,272 units
                                                   30 sales of 1,911
                                                      units            $   889,418        $   227,106

            New York Times (2)                    No purchases
                                                  19 sales of 431
                                                    units              $      -           $    68,152



            (1)  Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

            (2)  Represents transactions with a party in interest.


                                                                      MECHANICAL UNIONS SAVINGS TRUST

                                                         SUPPLEMENTAL SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT

                                                                   For the year ended December 31, 1994


                                Fixed          Growth                           Money          Indexed      Government
                              Interest         Stock         Diversified        Market         Stock        Securities
                                 Fund          Fund          Bond Fund          Fund            Fund          Fund
                              --------         ------        -----------        ------         -------      ----------
    BALANCE,
     beginning of year      $ 7,844,035     $ 2,280,994     $   278,750     $   677,336     $  579,294      $  257,599

    ADD (DEDUCT):
     Transfers, net              27,718         126,854      (   14,471)     (  274,110)        86,780       (  62,822)

     Participants
      contributions           1,112,722         982,002          90,477         181,418        270,184         124,910

     Employee rollovers, net        172           3,341             171             171          1,061             171

     Investment income          569,481            -               -               -               -               -

     Net realized/unrealized
      gain                         -              5,772      (    8,378)         21,099          8,450       (   1,499)

     Contractual and pro-
      fessional fees         (   26,994)     (    9,710)     (      937)     (    1,425)     (   1,960)      (     845)

     Benefits paid           (  216,503)     (   39,000)     (   39,507)     (   23,518)     (  13,712)      (  17,004)

     In-service withdrawal   (   50,999)     (   32,307)     (    2,776)     (   31,628)           -               -

     Hardship withdrawal     (  113,285)     (   77,620)     (    2,843)     (      464)     (  21,762)     (    4,652)
                             ----------      ----------      ----------      ----------      ----------      ----------

    BALANCE, end of year    $ 9,146,347     $ 3,240,326     $   300,486     $   548,879     $  908,335      $  295,858
                             ==========      ==========      ==========      ==========      ==========      ==========


                                                     New York
                                    Balanced          Times
                                      Fund             Fund           Total
                                    --------         --------         -----

    BALANCE,
     beginning of year           $   439,275      $   590,364     $  12,947,647

    ADD (DEDUCT):
     Transfers, net                  168,355      (    58,304)           -

     Participants
      contributions                  501,205            -             3,262,918

     Employee rollovers, net          10,666            -                15,753

     Investment income                    -               -             569,481

     Net realized/unrealized
      gain                        (   42,187)     (    74,567)      (    91,310)

     Contractual and pro-
      fessional fees              (    2,275)     (       944)      (    45,090)

     Benefits paid                        -       (     4,078)      (   353,322)

     In-service withdrawal        (    2,433)             -         (   120,143)

     Hardship withdrawal          (   15,470)     (     5,770)      (   241,866)
                                  -----------     ------------      ------------

    BALANCE, end of year         $ 1,057,136     $    446,701      $ 15,944,068
                                  ===========     ============      ============


                                                       -10-
                                                   Page 15 of 15